Exhibit 4.7

CONVERSION AGREEMENT

This CONVERSION AGREEMENT (this “Agreement”) is dated as of 28 August 2020 by and between (i) Global Blue Group Holding AG, a Swiss corporation (the “Company”), (ii) Global Blue Holding LP, an exempted limited partnership formed under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and registered in the Cayman Islands General Registry under number 95120 (the “PG Shareholder”), (iii) SL Globetrotter L.P., an exempted limited partnership formed under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and registered in the Cayman Islands General Registry under number 95120 (the “SL Shareholder” and, together with the PG Shareholder, the “SL/PG Shareholders”) and (iv) the several persons whose names and addresses are set out in each of his/her respective joinder agreements in a form substantively the same as that set out in Schedule 1 (each a “Manager” and, together, the “Managers”, and together with the SL/PG Shareholders, the “Holders”).

RECITALS:

WHEREAS, following the closing of a merger agreement (the “Merger Agreement”) by and among, inter alia, the Company and the Seller Parties (as defined therein), entered into on or around the date hereof, the Company will own the business known as ‘Global Blue’ and the Common Shares (as defined below) of the Company will be listed on the New York Stock Exchange (the “Exchange”).

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Company will issue certain Common Shares and Series A Preferred Shares (as defined below) to certain shareholders of the Company (including the Holders);

WHEREAS, the Holders may receive a preferred dividend (the “Preferred Dividend”) in accordance with the articles of association of the Company, as amended from time to time (the “Articles”); and

WHEREAS, the Company and the Holders desire to provide for the issuance and delivery of Common Shares in exchange for Series A Preferred Shares from the Holders in accordance with the terms and conditions herein.

WHEREAS, it is the Company’s intention that Series A Preferred Shares acquired by the Company from the Holders pursuant to the terms of this Agreement are subsequently cancelled in accordance with Swiss law.

NOW, THEREFORE, in consideration of their mutual promises and agreements, the parties agree as follows:

AGREEMENT

1. Defined Terms

1.1 Certain capitalized terms are used in this Agreement with the meanings set forth below in this Clause 1:

“Affiliate” means with respect to a person (the “First Person”):

(i)	another person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the First Person;

(ii)	a pooled investment vehicle organised by the First Person (or an Affiliate thereof) the investments of which are directed by the First Person (or an Affiliate thereof);

(iii)	a fund organised by the First Person for the benefit of the First Person’s (or any of its Affiliates’) partners, officers or employees or their dependants; or

(iv)

a successor trustee or nominee for, or a successor by reorganisation of, a qualified trust (being a tax advantaged fiduciary relationship between an employer and an employee in which the employee beneficiary may use his life expectancy to determine required minimum distribution amounts), but shall, where applicable, exclude portfolio companies controlled by funds managed directly or indirectly by Silver Lake Technology Management, L.L.C. or Partners Group or any of their respective Affiliates.

“Articles” has the meaning set forth in the Recitals.

“As-Converted Basis” means a calculation of the Series A Preferred Shares owned by the Holders assuming that all outstanding Series A Preferred Shares that are exchangeable for Common Shares in accordance with the Conversion Ratio pursuant to this Agreement are so exchanged (and, for the avoidance of doubt, without giving effect to any contractual or other limitation on the exchange of such Series A Preferred Shares that may be in effect from time to time).

“Business Day” means the days on which commercial banks are generally open for business in both Zurich and in New York.

“Closing” means the Closing as defined in the Merger Agreement.

“Closing Date” means the date on which Closing actually occurs.

“Common Shares” means the registered common shares with a nominal value of CHF 0.01 each of the Company (or any successor of the Company by combination of shares, recapitalization, merger, consolidation or other reorganization) and any shares into which any such Common Shares shall have been changed or any shares resulting from any reclassification of any such Common Shares.

“Control” means, with respect to a Person (other than an individual) (a) direct or indirect ownership of more than 50% of the voting securities of such Person, (b) the right to appoint, or cause the appointment of, more than 50% of the members of the board of directors (or similar governing body) of such Person or (c) the right to manage, or direct the management of, on a discretionary basis, the assets of such Person, and, for the avoidance of doubt, a general partner is deemed to Control a limited partnership and, solely for the purposes of this Agreement, a fund advised or managed directly or indirectly by a Person shall also be deemed to be Controlled by such Person (and the terms “Controlling” and “Controlled” shall have meanings correlative to the foregoing).

“Conversion Ratio” means the exchange of Series A Preferred Shares for Common Shares on a one-for-one basis, subject to any adjustments pursuant to Clause 11.

“Effective Time” means any of the Put Effective Time, Call Effective Time, Redemption Effective Time and the date of a Call Transfer Notice, as the case may be.

“Exchange” has the meaning set forth in the Recitals.

“Global Blue Group” means the Company, its group companies and its direct and indirect subsidiaries.

“Governmental Entity” shall mean any national, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body in Switzerland, the United States or elsewhere.

“Indebtedness” means (a) the unpaid principal and accrued interest with respect to the indebtedness of the Group for borrowed money (excluding intercompany balances), (b) all obligations of any member of the Group evidenced by bonds, notes, debentures or similar debt instruments and (c) all obligations under leases required to be capitalized in accordance with IFRS, in each case as determined in a manner consistent with the Company Audited Financial Statements (as defined in the Merger Agreement).

“Indebtedness Ratio” shall mean an amount equal to (i) Indebtedness divided by (ii) EBITDA (as set forth in the most recent audited financial statements of the Company from time to time).

“Management Representative” means the person designated as the “Management Representative” in accordance with the Management Shareholders Agreement.

“Management Shareholders Agreement” means the management shareholders agreement dated on or around the date hereof by and among the SL/PG Shareholders, the Managers and the Company.

“Merger Agreement” has the meaning set forth in the Recitals.

“Partners Group” means Partners Group Client Access 5, L.P. Inc., Partners Group Private Equity (Master Fund), LLC, and Partners Group Barrier Reef, L.P..

“Person” means any individual, company, corporation, firm, partnership, limited liability company, trust or any other business, entity or person, whether or not recognized as constituting a separate legal entity.

“Preferred Dividend” has the meaning set forth in the Recitals.

“Preferred Holder Majority” has the meaning set forth in Clause 6.1.

“Registration Rights Agreement” means the registration rights agreement dated on or around the date hereof by and among the Company, Global Blue Holding LP, SL Globetrotter, L.P., Far Point LLC, Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Enhanced L.P..

“Series A Preferred Shares” means the registered series A convertible preferred shares with a nominal value of CHF 0.01 each of the Company (or any successor of the Company by combination of shares, recapitalization, merger, consolidation or other reorganization) and any share into which any such Series A Preferred Shares shall have been changed or any shares resulting from any reclassification of any such Series A Preferred Shares.

“Shareholder Re-Authorization” has the meaning set forth in Clause 4.

“Shareholders Agreement” means the shareholders agreement dated on or around the date hereof by and among SL Globetrotter, L.P., Global Blue Holding LP and Far Point LLC (among other Shareholders as defined therein).

“Silver Lake” means SL Globetrotter L.P., a limited partnership formed in the Cayman Islands with its registered office at Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

“Trading Day” means any day on which the Common Shares are actually traded on the principal securities exchange or securities market on which the Common Shares are then traded.

“Transfer Notice” means any of the Put Transfer Notice, Call Transfer Notice and the Redemption Notice, as the case may be.

“Value” means the value of a security based on its VWAP for the 30 trading days prior to the Effective Time.

“VWAP” means, for any security as of any date(s), the daily dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (with “Market” function set to “VWAP”, “Currency” function set to “USD”, and “Period” function set to “Daily”; the resulting VWAP is shown next to the “Average” label).

2. Conditionality

2.1 This Agreement is conditional upon Closing occurring and shall become effective upon Closing and shall thereafter continue to be effective until terminated in accordance with Clause 16.

2.2 If the Merger Agreement is terminated in accordance with its terms without Closing occurring, this Agreement shall terminate and be of no further effect.

3. Maintenance of Treasury Shares.

The Company agrees that from and after the date of this Agreement it will, subject to all applicable laws and regulations, use reasonable best efforts to take all actions required to maintain and reserve at all times a number of Common Shares in the Company’s treasury (from time to time) (“Treasury Shares”) sufficient from time to time to permit the issuance and delivery of such number of Common Shares as may be required to satisfy the transactions contemplated herein (including the Conversion Ratio from time to time) except to the extent the Company is able to satisfy its obligations hereunder through its existing authorized capital. If there are insufficient Treasury Shares to effect any of the transactions contemplated herein (including the Conversion Ratio from time to time), then the Company undertakes, (i) subject to applicable law (including without limitation the requirements of Art. 659 et seq. of the Swiss Code of Obligations), to acquire Common Shares on the Exchange or (ii) following receipt of a Put Transfer Notice or Call Transfer Notice (as defined below), to cause a subsidiary to subscribe for a sufficient number of newly issued Common Shares at a price of CHF 0.01 per Common Share, in each case only as and when required to be delivered to the converting Holder.

4. Maintenance of Authorized Share Capital.

The Company agrees that from and after the date of this Agreement, to procure that its board of directors will use reasonable best efforts to take all actions required to maintain and reserve at all times sufficient authorized share capital to permit the issuance and delivery of Common Shares in connection with an exchange for all outstanding Series A Preferred Shares pursuant to any Transfer Notice, including by proposing to increase the authorized share capital concurrently with any upward adjustment of the number of Common Shares issuable in connection with a Transfer Notice. In furtherance of the foregoing covenant, and to the extent required taking into account the Treasury Shares, the Company undertakes that its board of directors will timely propose at every second annual general meeting of shareholders (or, if a longer maximum term is permitted by any change in law, at such annual general meeting before the applicable term expires) to renew and/or increase the authorized share capital provision in its Articles for the statutory maximum term, which is currently two years (any such approval by the shareholders, a “Shareholder Re-Authorization”), so that the authorized share capital of the Company is sufficient to satisfy the covenant set forth in the first sentence or, if required, to convene and propose at an extraordinary general meeting of shareholders to renew and/or increase the authorized share capital provision in its Articles, prior to the expiry of its term, so that the authorized share capital of the Company is sufficient to satisfy the covenant set forth in the first sentence.

5. Grant of Put Option

5.1 Each Holder shall, at least twenty (20) Business Days following and within sixty (60) Business Days following, a Put Transfer Indication (as defined below), have the right (subject to the terms of the Management Shareholders Agreement) to issue a notice to the Company specifying the date and time on which the Put Option (as defined below) is to be exercised (the “Put Transfer Notice”), which shall be a date at least five (5) Business Days after the date on which such Put Transfer Notice is delivered to the Company, or such other date and time as such Holder and the Company may agree (the “Put Effective Time”).

5.2 Subject to the terms and conditions of this Agreement, the Company hereby grants each Holder the right to deliver to the Company all or part of its Series A Preferred Shares at any time in a cashless exchange for delivery of Common Shares (the “Put Option”) in accordance with the Conversion Ratio and pursuant to the Put Transfer Notice delivered by such Holder.

5.3 Each Holder shall, at all times, have the right to issue a revocable notice to the Company that it intends to issue a Put Transfer Notice (the “Put Transfer Indication”). The Company shall use the period from (i) receipt of the Put Transfer Indication to (ii) receipt of the Put Transfer Notice, to prepare any actions and steps that may be required to allow it to satisfy an exercise of the Put Option pursuant to a Put Transfer Notice in the timeframes set out in Clause 5.1. There shall be no limit on the number of Put Transfer Indications that a Holder is permitted to issue per calendar year but no such notice shall be issued within 60 Business Days of a previous Put Transfer Indication unless approved by the Company (such approval not to be unreasonably withheld or delayed).

6. Grant of Call Option

6.1 Upon satisfaction of the conditions in Clause 6.2, the Company shall have the right to issue a notice to the Holders specifying the date and time on which the Call Option (as defined below) is to be exercised (the “Call Transfer Notice”), which shall be a date at least twenty (20) days after the date on which such Call Transfer Notice is delivered to the Holders, or such other date and time as the Holders of a majority of the Series A Preferred Shares from time to time (the “Preferred Holder Majority”) and the Company may agree (the “Call Effective Time”).

6.2 Subject to the terms and conditions of this Agreement, the Holders hereby grant the Company the right to require the Holders to deliver all or part of their Series A Preferred Shares (pro-rata among all Holders to their then holding of Series A Preferred Shares) in a cashless exchange for delivery of Common Shares (the “Call Option”) in accordance with the Conversion Ratio and pursuant to the Call Transfer Notice delivered by the Company, provided that:

(a) such Holder is not at the Call Effective Time restricted from making a Transfer (as defined in the Shareholders Agreement) pursuant to Section 3.2 of the Shareholders Agreement;

(b) the Call Effective Time is not in a Blackout Period (as defined in the Registration Rights Agreement); and

(c) the Value of the Common Shares at the date of the Call Transfer Notice equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

7. Redemption

7.1 Subject to this Agreement and mandatory Swiss law, including without limitation, Article 659 et seq. Swiss Code of Obligations, and provided that (i) no Put Option or Call Option has been exercised in accordance with a Put Transfer Notice or Call Transfer Notice (as applicable) in respect of the relevant Series A Preferred Shares, (ii) there are sufficient capital contribution reserves of the Company so that the payment of the redemption consideration is not a distribution subject to Swiss Federal Withholding Tax (the “Capital Contribution Reserves”) available to effect the redemption (as set out in Clause 7.2 below) (or alternatively, the Company has obtained a tax ruling from the Swiss Federal Tax Authority that the redemption is not a payment or distribution subject to Swiss taxes including but not limited to Swiss Federal Withholding, in a form reasonably satisfactory to the Holders of a majority of Series A Preferred Shares, for other reasons including without limitation where Swiss Federal Withholding tax has been abolished), and (iii) the Value of each Series A Preferred Shares on an As-Converted Basis is equal to or greater than $10.00, the Company shall have the right but not the obligation to issue a preliminary notice to the Holders of its potential intention to redeem some or all of the Series A Preferred Shares (pro-rata among all Holders to their then holding of Series A Preferred Shares) following the fifth anniversary of the Closing Date or, if earlier, upon a change of control of the Company which would result in the Holders of the Series A Preferred Shares receiving an amount equal to or greater than $10.00 per Series A Preferred Share (the “Redemption Transfer Intention”). After thirty (30) calendar days following but within 45 days following the Redemption Transfer Intention, the Company shall have the right to issue an irrevocable notice of its intention to redeem the Series A Preferred Shares which were the subject of the Redemption Transfer Intention (the “Redemption Transfer Notice”) provided the VWAP of the Series A Preferred Shares on an As-Converted Basis on the trading day prior to the Redemption Transfer Notice is equal to or greater than $10.00. The Redemption Transfer Notice shall specify the date and time on which the Redemption (as defined below) is to be completed, which shall be no later than two (2) Business Days following the date of the Redemption Transfer Notice (the “Redemption Effective Time”). There shall be no limit on the number of Redemption Transfer Intentions that the Company is permitted to issue per calendar year but no such notice shall be issued within 60 Business Days of a previous Redemption Transfer Intention unless approved by the Preferred Holder Majority (such approval not to be unreasonably withheld or delayed).

7.2 Following issue of a valid Redemption Transfer Notice in accordance with Clause 7.1, the Company may redeem some or all of the Series A Preferred Shares (pro-rata among all Holders) (the “Redemption”) at the Redemption Effective Time for the VWAP of the Series A Preferred Shares on an As-Converted Basis on the trading day prior to the Redemption Effective Time on an As-Converted Basis, payable in cash or Common Shares (at the Company’s election) (such amount being the “Redemption Amount”).

7.3 If the conditions in Clause 7.1(i) are satisfied but Clause 7.1(ii) is not satisfied because there are insufficient Capital Contribution Reserves to effect the Redemption (but all other mandatory Swiss law requirements, including Article 659 et seq. Swiss Code of Obligations, are complied with), the Company shall still have the right to issue a Redemption Transfer Notice specifying the Redemption Effective Time, which shall in this case be a date at least forty (40) calendar days after the date on which such notice is delivered to the Holders or such other date and time as the Preferred Holder Majority and the Company may agree. Such Redemption Transfer Notice shall also provide each Holder with the right to exercise the Put Option (in substitution for the Redemption, which would no longer occur), provided that such Holder delivers a Put Transfer Notice in accordance with Clause 5.1 above and so long as the Put Transfer Notice is delivered to the Company on a date at least ten (10) calendar days prior to the Redemption Effective Time.

8. Transfer Procedures.

8.1 Issuance and Delivery of Common Shares.

(a) If the Holder(s) and/or a Preferred Holder Majority (as applicable) validly deliver a Transfer Notice to the Company or the Company validly delivers a Transfer Notice to the Holder(s), and the Holder(s) surrender to the Company on or before the Effective Time the Series A Preferred Shares subject to such Transfer Notice, the Company shall deliver or cause to be delivered immediately following the Effective Time to the Holder(s) certificates (or book-entry shares) representing Common Shares in respect to the Series A Preferred Shares subject to such Transfer Notice.

(a) From and after the Effective Time, the relevant Holders shall cease to be entitled to any rights or privileges attached to the Series A Preferred Shares that are subject to the relevant Transfer Notice. The Company shall hold such Series A Preferred Shares in treasury, propose at the next ordinary general meeting of shareholders their cancellation and implement such resolution in accordance with Swiss law.

8.2 Conditions.

(a) The obligations of the relevant Holder to consummate the transactions at the Effective Time shall be subject to the satisfaction at the Effective Time of the following condition, which may be waived, in writing, exclusively by the Preferred Holder Majority or such Holder (as applicable): the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as of (i) the Closing Date, as if made on and as of the Closing Date, and (ii) the Effective Time, as if made on and as of the Effective Time.

(b) The obligations of the Company to consummate the transactions at the Effective Time shall be subject to the satisfaction at the Effective Time of the following conditions, which may be waived, in writing, exclusively by the Company: the representations and warranties of the relevant Holder contained in this Agreement shall be true and correct in all respects as of the Effective Time, as if made on and as of the Effective Time.

9. Representations and Warranties of the Company.

9.1 The Company represents and warrants to the Holder as of the Closing Date and the Effective Time as follows:

(a) Organization and Qualification. The Company is duly organized and in good standing under the laws of Switzerland.

(b) Power and Authority. As of the date hereof, the Company has the power and authority to enter into, execute, deliver and carry out the terms of this Agreement provided for herein, all of which have been duly authorized by all proper and necessary action and are not prohibited by the organizational instruments of the Company.

(c) Binding Obligation. This Agreement, when executed and delivered, will constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

(d) No Conflict. The execution, delivery and performance by the Company of this Agreement does not and will not: (i) violate any provision of law applicable to the Company, the organizational documents of the Company, or any order, judgment or decree of any court or other agency of government binding on the Company; (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract or agreement to which the Company is a party or by which the Company or its respective property is bound; (iii) result in or require the creation or imposition of any lien upon any of the properties or assets of the Company; or (iv) require any approval or consent of the Company under any contract or agreement to which the Company is a party or by which the Company or its respective property is bound.

10. Representations and Warranties of the Holder.

10.1 Each Holder represents and warrants to the Company as of the date hereof and as of the Effective Time as follows with respect to itself only:

(a) Organization and Qualification. The Holder, where not a natural person, is duly organized and in good standing under the laws of its place of establishment.

(b) Power and Authority. As of the date hereof, the Holder has the power and authority to enter into, execute, deliver and carry out the terms of this Agreement provided for herein, all of which have been duly authorized by all proper and necessary action and, where the Holder is not a natural person, are not prohibited by the organizational instruments of the Holder.

(c) Binding Obligation. This Agreement, when executed and delivered, will constitute the valid and legally binding obligation of the Holder, enforceable against the holder in accordance with its terms, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

(d) No Conflict. The execution, delivery and performance by the Holder of this Agreement does not and will not: (i) violate any provision of law applicable to the Holder, any organizational documents of the Holder, or any order, judgment or decree of any court or other agency of government binding on the Company; (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract or agreement to which the Holder is a party or by which the Holder or its respective property is bound; (iii) result in or require the creation or imposition of any lien upon any of the properties or assets of the Holder; or (iv) require any approval or consent of the Holder under any contract or agreement to which the Holder is a party or by which the Holder or its respective property is bound.

(e) No Encumbrance: the Holder has not (i) granted to any Person (other than an Affiliate) any option, warrant or other rights to purchase or subscribe for any of such Series A Preferred Shares; or (ii) otherwise entered into any contract, commitment, agreement, understandings or arrangements providing for the sale or transfer of any of such Series A Preferred Shares, excluding in each case any arrangement that may be disclosed in a pending Transfer Notice. Subject to any rights of any proposed transferee referenced in a pending Transfer Notice, each Holder has good and marketable title to the Series A Preferred Shares, free and clear of any and all liens.

11. Anti-dilution

11.1 If after the date hereof, and subject to the provisions of Clause 11.3 below, the number of outstanding Common Shares is increased by a split-up of Common Shares or other similar event, then, on the effective date of such split-up or similar event, the number of Common Shares issuable on the exchange of each Series A Preferred Share shall be increased in proportion to such increase in the outstanding Common Shares.

11.2 If after the date hereof, and subject to the provisions of Clause 11.3 hereof, the number of outstanding Common Shares is decreased by a consolidation, combination, reverse share split or reclassification of Common Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Common Shares issuable on the exchange of each Series A Preferred Share shall be decreased in proportion to such decrease in outstanding Common Shares.

11.3 If, by reason of any adjustment made pursuant to this Agreement, a Holder would be entitled, upon the exercise of such Series A Preferred Share, to receive a fractional interest in a Common Share, the Company shall, upon such exchange, round to the nearest whole number for the number of Common Shares to be issued to such Holder.

12. Class Consent

If the Company intends to incur or increase Indebtedness and: (i) such Indebtedness would result in the Indebtedness Ratio being greater than five (5); and (ii) at the time of the proposed increase of such Indebtedness there would be at least EUR €25,000,000 of Series A Preferred Shares (based on a value of $10.00 per Series A Preferred Share and the average of the spot exchange rate as at 5:00 pm, New York time, on the five (5) Business Days ending five (5) Business Days before the Closing Date, as published by Bloomberg) outstanding, the proposed increase will require the prior written approval of the Preferred Holder Majority prior to such increase.

13. Waiver of right to board representative.

Each Holder acknowledges and agrees that the Articles do not provide for a board representative of holders of Series A Preferred Shares, and hereby waives the right for such board representative solely as a result of its holding of Series A Preferred Shares. For the avoidance of doubt, nothing in this Agreement shall have the effect of limiting or waiving any right that a Holder may have to nominate a board representative under any other agreement, arrangement or otherwise.

14. Registration and Voting Limitations.

Each Holder acknowledges that the Common Shares to be delivered to any Holder under this Agreement will be subject to Swiss law and the Articles as in effect from time to time including the generally applicable shareholder registration and voting limitations as may be set out in the Articles from time to time.

15. Assignment.

The Holders may transfer Series A Preferred Shares and assign their rights under this Agreement, subject only to the Articles and conditional upon to such transferee or assignee executing a Joinder Agreement in the form attached as Schedule 2 on or prior to such transfer.

16. Termination of Agreement.

This Agreement shall be terminated upon mutual written agreement of hereto or when no Series A Preferred Shares are held by any Holder provided that nothing herein shall relieve any party hereto from any liability or damages resulting from any breach of its obligations under this Agreement prior to termination. Notwithstanding anything contained herein to the contrary, Clauses 15 to 23 (inclusive) shall survive any termination of any provisions of this Agreement.

17. No Waiver of Rights.

No delay or failure on the part of the Company or any Holder, to exercise any right, power or privilege under this Agreement or any other agreement shall operate as a waiver thereof, and no single or partial exercise of any right, power or privilege shall preclude any other or further exercise thereof or the exercise of any other power or right, or be deemed to establish a custom or course of dealing or performance between the parties hereto. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law. No notice to or demand on the Company or any Holder in any case shall entitle such Person to any other or further notice or demand in the same, similar or other circumstance.

18. Fees and Expenses.

Any applicable Swiss Securities Transfer Tax (Umsatzabgabe) shall be paid and borne by the Company.

19. Modification.

The terms of this Agreement may be waived, discharged or terminated only by an instrument in writing signed by the party (which, in the case of any Manager, may be executed and delivered by the Management Representative) against which enforcement of the change, waiver, discharge or termination is sought. No amendment, modification, waiver or other change of any of the terms of this Agreement shall be effective without the prior written consent of the Company and the SL/PG Shareholders (and, if the amendment or modification would have a material and disproportionate adverse effect on the Managers, then such instrument in writing shall be signed by the Management Representative as well).

20. Severability.

In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

21. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service or (c) when telecopied or emailed (which is confirmed by copy sent within one business day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:

Jeremy Henderson-Ross

General Counsel

Global Blue Group AG

Route de Crassier 7

1262 Eysins

Switzerland

If to the SL Shareholder:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attention: Legal Depart.

Email: LegalStaff-UK@silverlake.com

with copies (which shall not constitute notice) to:

c/o Silver Lake Europe LLP

Broadbent House, 65 Grosvenor Street,

London W1K 3LH

Attention: Legal Depart.

Email: LegalStaff-UK@silverlake.com

and

Simpson Thacher & Bartlett LLP

Citypoint, One Ropemaker Street

London EC2Y 9HU

Attention: Clare Gaskell

Email: cgaskell@stblaw.com

If to the PG Shareholder:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Email: pgadmin@partnersgroup.com

If to any Manager:

such notice shall be addressed or sent to the relevant

Manager at the address set out in his/her Joinder

Agreement,

or to such other address or to such other Person as any party shall have last designated by such notice to the other parties.

22. Governing Law and Jurisdiction

This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its conclusion, existence, validity, invalidity, breach, amendment or termination (each, a “Dispute”), shall be finally resolved by arbitration under Rules of Arbitration of the International Chamber of Commerce (the “ICC”) in force at the time of such submission (the “Rules”). The Rules are deemed to be incorporated by reference into this Agreement except: (i) that any provision of such Rules relating to the appointment of an emergency arbitrator shall be excluded in its entirety; and (ii) as may be agreed by the Parties.

The number of arbitrators shall be three. The Claimant(s) shall nominate one arbitrator in the Request for Arbitration. The Respondent(s) shall nominate one arbitrator in the Answer to the Request. The two party-nominated arbitrators will then attempt to agree for a period of 30 days, in consultation with the parties to the arbitration, upon the nomination of a third arbitrator to act as president of the tribunal, barring which the International Court of Arbitration of the ICC shall select the third arbitrator (or any arbitrator that Claimant(s) or Respondent(s) shall fail to nominate in accordance with the foregoing).

The seat of arbitration shall be Zurich, Switzerland. The language of the arbitration shall be English.

The arbitral proceedings shall be subject to the provisions of Chapter 12 of the Swiss Private International Act, to the exclusion of the Third Part of the Swiss Code of Civil Procedure.

The Parties shall maintain strict confidentiality with respect to all aspects of the arbitration and shall not disclose the existence of the arbitration, the arbitral proceedings, the submissions or the decisions made by the arbitral tribunal, including its awards to any non-parties or non-participants without the prior written consent of all parties to the arbitration, except to the extent: (i) required by law and applicable internal reporting requirements; or (ii) necessary to recognize, confirm or enforce the final award in the arbitration.

The Parties hereby agree that, in the event of a dispute relating to any matter contained both in this Agreement and in the Articles, the provisions of this Agreement will prevail and, in particular, the provisions of this Clause 22 shall take precedence over the dispute resolution provisions in the Articles.

23. Remedies; Specific Performance.

The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Clause 16, the Company will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any competent court of jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

24. No Recourse.

This Agreement may only be enforced against, and any claims or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the parties that are expressly identified as parties hereto and no other past, present or future Affiliate, director, officer, employee, incorporator, member, manager, general or limited partner, shareholder, controlling person, fiduciary, agent, attorney or representative of any party hereto, or any other past, present or future Affiliate, director, officer, employee, incorporator, member, manager, general or limited partner, shareholder, controlling person, fiduciary, agent, attorney or representative of any of the foregoing shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Each party (other than a Manager) shall be entitled to enforce this clause against any other party on behalf of a person referred to in this clause.

25. Accounting Treatment

The parties hereby agree that, as of the date hereof, the intention is for the terms and conditions set out in this Agreement to enable the instrument to be characterized as an equity instrument in the Company’s accounts.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GLOBAL BLUE GROUP HOLDING AG

By:	/s/ Marcel Erni
Name:	Marcel Erni
Title:	Director

[Signature Page GB Pref Conversion Agreement (2(i))]

GLOBAL BLUE HOLDING LP

By its general partner:

SL GLOBETROTTER GP, LTD

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

[Signature Page GB Pref Conversion Agreement (2(i))]

SL GLOBETROTTER LP

By its general partner:

SL GLOBETROTTER GP, LTD

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

[Signature Page GB Pref Conversion Agreement (2(i))]

Schedule 1

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Conversion Agreement, dated as of_______________ 2020 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Conversion Agreement”) by and between (i) Global Blue Group Holding AG, a Swiss corporation (the “Company”), (ii) Global Blue Holding LP, an exempted limited partnership formed under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and registered in the Cayman Islands General Registry under number 95120 (the “PG Shareholder”), (iii) SL Globetrotter L.P., an exempted limited partnership formed under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and registered in the Cayman Islands General Registry under number 95120 (the “SL Shareholder” and, together with the PG Shareholder, the “SL/PG Shareholders”) and (iv) the several persons whose names and addresses are set out in each of his/her respective Joinder Agreements (each a “Manager” and, together, the “Managers”, and together with the SL/PG Shareholders, the “Holders”), and any other Persons who become a party thereto in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Conversion Agreement.

By executing and delivering this Joinder Agreement to the Conversion Agreement, the undersigned hereby adopts and approves the Conversion Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned’s becoming the beneficial owner and/or transferee of certain Series A Preferred Shares, to become a party as a “Holder” and to be bound by and comply with the provisions of, the Conversion Agreement applicable to the such assigning Holder, in the same manner as if the undersigned were an original signatory to the Conversion Agreement.

The undersigned acknowledges and agrees that Clauses 15 to 23 of the Conversion Agreement is incorporated herein by reference, mutatis mutandis.

Accordingly, Jacques Stern as duly appointed attorney of [MANAGER] has executed and delivered this Joinder Agreement as of __________________ 2020

(Signature)

Address:

Email address: